Exhibit 99.2



Li Auto Inc.
理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2015)

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED DECEMBER 31, 2025
AND PROPOSED AMENDMENTS
TO THE ARTICLES OF ASSOCIATION

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. ("**Li Auto**" or the "**Company**") is pleased to announce the unaudited annual consolidated results of the Company for the year ended December 31, 2025 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee (the "**Audit Committee**") of the Board.

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2024	**2025**	Change (%)
	(RMB in thousands, except for percentages)		
Revenues	144,459,946	**112,312,511**	(22.3)%
Gross profit	29,656,138	**20,985,058**	(29.2)%
Income/(Loss) from operations	7,019,114	**(521,117)**	N/A
Income before income tax	9,315,624	**1,297,135**	(86.1)%
Net income	8,045,250	**1,139,428**	(85.8)%
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	8,085,478	**471,006**	(94.2)%
Non-GAAP Financial Measures:			
Non-GAAP net income	10,670,070	**2,397,182**	(77.5)%

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Year Ended December 31,	
	2024	2025
	(RMB in thousands)	
Net income	8,045,250	1,139,428
Share-based compensation expenses	2,630,905	1,257,754
Release of valuation allowance on deferred tax assets	(6,085)	–
Non-GAAP net income	10,670,070	2,397,182

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In 2025, the transformation of the industry landscape accelerated amid intensified competition in the new energy vehicle (NEV) market, while artificial intelligence (AI) continued to drive disruptive change. Embracing the challenges and opportunities these shifts presented, we have returned to a startup-style management model to lay the foundation for our second decade of growth. Remaining steadfast in our user-centric product philosophy, we further strengthened our product capabilities. In parallel, we enhanced our investments in AI with a strategic, forward-looking lens, aiming to expand our product portfolio and develop embodied AI offerings.

Despite a dynamic market landscape, Li Auto maintained its position as a top three player for the full year in China's RMB200,000 and above SUV market. In 2025, we delivered 406,343 vehicles, bringing our cumulative deliveries to 1,540,215 units by year-end. During the Reporting Period, we recorded total revenue of RMB112.3 billion and net income of RMB1.1 billion. Sustained profitability amid ongoing challenges underscores our operational resilience and ability to develop sustainably.

Products

In 2025, we continued to advance our smart vehicle technologies to create user value and enhance the user experience. By introducing a BEV SUV product line, we further enriched our product portfolio to meet the diverse needs of different user groups across various scenarios.

In the first half of 2025, we launched the new Li MEGA Ultra and the new Li L Series, delivering an upgraded user experience in assisted driving, smart cockpit, chassis dynamics, and exterior and interior design. Li MEGA Home, launched alongside the refreshed models, earned widespread market acclaim for its superior user-centric value proposition. This success propelled Li MEGA to become the 2025 annual sales leader in both China's MPV and BEV markets for vehicles priced at RMB500,000 and above.

In the second half of 2025, we launched two BEV SUVs: the six-seat Li i8 and the five-seat Li i6. Both models are built on our high-voltage BEV platform and equipped with 5C super charging batteries, delivering a CLTC range of 720 kilometers and up to 500 kilometers of range from a 10-minute charge. They come standard with our self-developed VLA Driver large model and the Li Xiang Tong Xue Agent. Li i8 standard edition is priced at RMB339,800 and began deliveries in August 2025, while the Li i6 standard edition is priced at RMB249,800 and began deliveries in September 2025. By the end of 2025, cumulative orders for the two models exceeded 100,000 units, underscoring our product definition capabilities and product strength in the BEV segment.

Health and safety are deeply embedded in our product philosophy. In the China-Automobile Health Index (C-AHI) assessment conducted by the China Automotive Engineering Research Institute Co., Ltd., Li i8 achieved the highest overall score of the year in November 2025, followed by Li i6 receiving the highest score ever recorded among NEVs in December 2025. Both models received top ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

Beyond smart vehicles, we continued to expand the application of AI across a broader range of hardware devices to build a more open, collaborative ecosystem that seamlessly serves users in every aspect of their daily lives. In December 2025, we launched Livis, our AI glasses, at a starting price of RMB1,999. Livis comes standard with high-quality ZEISS lenses and features frames weighing 36 grams. It is equipped with Li Xiang Tong Xue Agent and Livis OS, an operating system developed in-house specifically for AI glasses, offering capabilities such as photo and video capture, intelligent Q&A, and audio playback. Livis can also be seamlessly integrated with Li Auto's in-car infotainment system, enabling more convenient vehicle control. Since launch, Livis has received very positive user feedback, earning broad recognition for its wearing comfort, design aesthetics, battery life, and charging convenience. Over 75% of users wear it daily.

Research and Development (R&D)

We continued to drive technological innovation and iteration with the goal of building embodied AI products. In 2025, our R&D expenditure reached RMB11.3 billion, representing 10.1% of total revenue, with approximately half allocated to AI-related initiatives. As of December 31, 2025, we had 6,041 R&D personnel. These sustained R&D investments have been instrumental in strengthening our overall capabilities and advancing the synergistic evolution of foundation models, software, and hardware. Ultimately, this will enable us to deliver enhanced product experience for users while instilling new innovative vitality into the broader industry ecosystem.

In September 2025, we began full-scale deployment of our self-developed new-generation assisted driving technology architecture, the VLA Driver large model, across Li AD Max models. The model deeply integrates spatial, linguistic, and behavioral intelligence while delivering exceptional memory, reasoning, and planning capabilities. It significantly improves the user experience in areas such as defensive driving, smoothness, comfort, three-point turns, continuous task execution, and parking garage maneuvers. We also built the world's first production-grade world model integrated with a reinforcement learning closed-loop architecture. Using a cloud-based generative world model, we create simulated scenarios in the cloud to train the vehicle-side VLA model, which is embedded with prior knowledge. This architecture enables the model to optimize driving behavior based on feedback for safety, efficiency, and comfort, enabling continuous improvement in our advanced driver-assistance capabilities. Enhanced with reinforcement learning, the VLA Driver large model functions like a personal driver that increasingly understands each user, delivering a more comfortable and seamless assisted driving experience. In 2025, Li Auto added 3.07 billion kilometers of intelligent assisted driving mileage, with the assisted driving user engagement rate reaching 99.5%. As of the end of 2025, Li Auto's active safety features have cumulatively helped users avoid over 12 million potential accidents.

In 2025, we upgraded the foundation model for our smart space system to MindGPT 3.1, which delivers significantly faster response times and integrates capabilities such as the KFC Agent. This upgrade has powered the ongoing evolution of Li Xiang Tong Xue Agent as a lifestyle, entertainment, and vehicle assistant, greatly expanding our in-car service ecosystem. For example, users can place orders via voice commands through automatic connections to food delivery Apps. The agent can also autonomously use exterior cameras and payment Apps to scan parking lot QR codes and complete payments. While providing greater everyday convenience, Li Xiang Tong Xue's growing memory capabilities have made cockpit interactions more emotionally resonant and personalized.

Furthermore, we have self-developed M100, a 5nm autonomous driving chip. Featuring a dataflow architecture, it is designed to unlock the full potential of our algorithms. The M100 chip completed tape-out in 2025 and has been road-tested in prototype vehicles, with on-vehicle deployment scheduled for 2026.

Since we initiated the phased open-source release of our proprietary smart vehicle operating system, Li Halo OS, in April 2025, it has earned strong recognition from upstream and downstream enterprises across the automotive value chain for its outstanding adaptability and system performance, substantial cost reduction and efficiency improvements, and robust security. In September 2025, 16 industry partners across core segments of the smart vehicle value chain, including Great Wall Motor and Infineon, formally signed the Li Halo OS Community Charter with us. This enabled Li Halo OS to enter a phase of collaborative development, enabling broader adoption and accelerating innovation across the ecosystem.

On the hardware front, for the three electric systems, we possess full-chain in-house R&D capabilities for silicon carbide power chips and power modules, as well as drive motors. We also developed 5C battery technology, electronic control systems, and chassis technology in-house. Our proprietary drive motor significantly optimizes vehicle energy consumption and range performance. Our self-developed 5C battery excels in supporting ultra-fast charging and long range, maintaining a charging power of over 300 kW from 0% to 80% state of charge. Battery durability is equally impressive: under super charging conditions, battery health remains above 80% after 1,500 complete charge-discharge cycles. As a pioneer in extended-range electric vehicles, we have set industry benchmarks in multiple core technologies, including thermal efficiency, NVH performance, and service life. Moreover, we are committed to in-house development of full drive-by-wire chassis and fully active suspension, leveraging these core technologies to deliver proactive services and ultimately building vehicles for the embodied AI era.

Manufacturing

We continue to operate our own manufacturing facilities, including two green, intelligent manufacturing bases in Changzhou and Beijing, China. With quality as our cornerstone, we practice an AI-driven manufacturing philosophy, leveraging algorithms, data, and proprietary AI technologies to empower vehicle manufacturing. By integrating data across R&D, production, and after-sales and deploying our proprietary intelligent systems, including the Lianshan quality monitoring and early warning platform and the Li-MOS manufacturing management system, we have driven intelligent efficiency gains while ensuring closed-loop quality control throughout the manufacturing process.

Overseas Expansion

We remain committed to executing our internationalization strategy and are building comprehensive capabilities across R&D, products, and sales and service in overseas markets. On the R&D front, we have established R&D centers in Germany and the United States to strengthen our global technology adaptation capabilities. In terms of product, we are adapting our vehicle models to meet regulatory requirements in relevant overseas markets. In sales and service, we have established a standardized overseas sales and servicing system in 2025 and formally entered the markets of Uzbekistan, Kazakhstan, Azerbaijan, and Egypt. We have introduced our extended-range electric vehicle portfolio to customers in these regions, including Li L9, Li L7, and Li L6. These market entries establish Li Auto's commercial presence across Central Asia, the Caucasus, and Africa, representing meaningful progress as our globalization strategy advances from planning to execution.

Sales and Servicing Network

In 2025, we focused on improving sales conversion by clearly communicating our brand and product value. At the same time, we continued to optimize our network structure by strengthening brand presence in prime commercial districts, expanding store coverage in major auto parks, and steadily increasing our store count in lower-tier cities to reach a broader user base. As of December 31, 2025, we had 548 retail stores in 159 cities, as well as 561 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities.

As one of our core product strengths, our super charging network continues to maintain a leading edge in terms of the number of self-operated super charging stations, geographic coverage, and charging stall power. In 2025, we accelerated buildout of the network, adding 2,180 new super charging stations and 12,551 charging stalls. As of December 31, 2025, we had 3,907 super charging stations in operation nationwide, equipped with 21,651 charging stalls. Among these, over 1,200 stations are positioned along highways, providing comprehensive coverage across China's busiest nine east-west and nine north-south highways with an average spacing of 138 kilometers, as well as over 20 popular long-distance tourist routes including the G318 Sichuan-Tibet line. An additional 2,600-plus urban super charging stations serve more than 280 cities, achieving an average coverage radius of 3.5 kilometers in first- and second-tier cities. In terms of charging speed, as of the end of 2025, all our charging stalls operated at 250kW or above, with 4C and 5C piles accounting for nearly 70%. Furthermore, in June 2025, we launched the nation's first pull-through super charging station and continued to explore new models for charging service ecosystem.

Environmental, Social and Governance (ESG)

In July 2025, the Company received the highest MSCI ESG rating of "AAA" for the third consecutive year, reflecting its effective management of ESG risks and opportunities.

Recent Developments After the Reporting Period

Delivery Update

In January and February 2026, the Company delivered 27,668 and 26,421 vehicles, respectively. As of February 28, 2026, in China, the Company had 539 retail stores in 160 cities, 548 servicing centers and Li Auto-authorized servicing shops operating in 223 cities, and 4,054 super charging stations in operation equipped with 22,447 charging stalls.

Safety Assessment Results

In January 2026, according to China Insurance Automotive Safety Index (C-IASI) evaluation results under the latest assessment protocol, Li i8 received top ratings across occupant safety, pedestrian safety, assistance safety and NEV-specific categories, along with a "G" rating for crashworthiness and repair economy.

Business Outlook

As we enter 2026, commercially, we will continue to accelerate our overseas expansion, prioritizing high-potential markets such as Central Asia, the Middle East, Europe, and Southeast Asia. We will also steadily advance the development of our sales and servicing network and our super charging infrastructure, with a focus on quality improvement and efficiency gains. On the product and technology front, leveraging our restructured AI-native R&D system, we will reinforce our end-to-end AI capabilities across perception, models, operating systems, computing power, and hardware, while fostering a thriving software ecosystem. We remain dedicated to consistent R&D investment to drive sustained product innovation and technological breakthroughs over the long term.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2024	2025
	(RMB in thousands)	
Revenues:		
Vehicle sales	138,538,092	**106,683,100**
Other sales and services	5,921,854	**5,629,411**
Total revenues	144,459,946	**112,312,511**
Cost of sales:		
Vehicle sales	(111,121,036)	**(87,591,473)**
Other sales and services	(3,682,772)	**(3,735,980)**
Total cost of sales	(114,803,808)	**(91,327,453)**
Gross profit	29,656,138	**20,985,058**
Operating expenses:		
Research and development expenses	(11,071,358)	**(11,314,949)**
Selling, general and administrative expenses	(12,229,323)	**(10,664,857)**
Other operating income, net	663,657	**473,631**
Total operating expenses	(22,637,024)	**(21,506,175)**
Income/(Loss) from operations	7,019,114	**(521,117)**
Other (expense)/income		
Interest expense	(187,755)	**(168,078)**
Interest income and investment income, net	1,819,964	**1,918,883**
Others, net	664,301	**67,447**
Income before income tax	9,315,624	**1,297,135**
Income tax expense	(1,270,374)	**(157,707)**
Net income	8,045,250	**1,139,428**
Less: Net income attributable to noncontrolling interests	12,900	**14,990**
Net income attributable to ordinary shareholders of Li Auto Inc.	8,032,350	**1,124,438**
Net income	8,045,250	**1,139,428**
Other comprehensive income/(loss)		
Foreign currency translation adjustment, net of nil tax	53,128	**(653,432)**
Total other comprehensive income/(loss)	53,128	**(653,432)**
Total comprehensive income	8,098,378	**485,996**
Less: Net income attributable to noncontrolling interests	12,900	**14,990**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	8,085,478	**471,006**

Revenues

Total revenue decreased by 22.3% from RMB144.5 billion for the year ended December 31, 2024 to RMB112.3 billion for the year ended December 31, 2025.

Revenue from vehicle sales decreased by 23.0% from RMB138.5 billion for the year ended December 31, 2024 to RMB106.7 billion for the year ended December 31, 2025, primarily attributable to the decrease in vehicle deliveries.

Revenue from other sales and services decreased by 4.9% from RMB5.9 billion for the year ended December 31, 2024 to RMB5.6 billion for the year ended December 31, 2025. The revenue from other sales and services remained relatively stable over the year of 2024.

Cost of Sales

Cost of sales decreased by 20.4% from RMB114.8 billion for the year ended December 31, 2024 to RMB91.3 billion for the year ended December 31, 2025, mainly attributable to the decrease in vehicle deliveries.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit decreased by 29.2% from RMB29.7 billion for the year ended December 31, 2024 to RMB21.0 billion for the year ended December 31, 2025. The decrease in gross margin from 20.5% for the year ended December 31, 2024 to 18.7% for the year ended December 31, 2025 was mainly attributable to the decrease of vehicle margin.

Vehicle margin decreased from 19.8% for the year ended December 31, 2024 to 17.9% for the year ended December 31, 2025. The decrease in vehicle margin was mainly due to different product mix.

Research and Development Expenses

Research and development expenses increased by 2.2% from RMB11.1 billion for the year ended December 31, 2024 to RMB11.3 billion for the year ended December 31, 2025. The research and development expenses remained relatively stable over the year of 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 12.8% from RMB12.2 billion for the year ended December 31, 2024 to RMB10.7 billion for the year ended December 31, 2025, primarily due to decreased employee compensation associated with the recognition of share-based compensation expenses regarding the chief executive officer's performance-based awards in 2024.

Income/(Loss) from Operations

As a result of the foregoing, loss from operations was RMB521.1 million for the year ended December 31, 2025, compared with RMB7.0 billion income from operations for the year ended December 31, 2024.

Interest Income and Investment Income, Net

Interest income and investment income, net increased by 5.4% from RMB1.8 billion for the year ended December 31, 2024 to RMB1.9 billion for the year ended December 31, 2025, primarily attributable to the fair value change of equity investments and investment income from financial instruments, partially offset by decrease in interest income.

Income tax expense

Income tax expense decreased by 87.6% from RMB1.3 billion for the year ended December 31, 2024 to RMB157.7 million for the year ended December 31, 2025, primarily due to the decrease in income before income tax.

Net Income

As a result of the foregoing, net income decreased by 85.8% from RMB8.0 billion for the year ended December 31, 2024 to RMB1.1 billion for the year ended December 31, 2025.

Liquidity and Source of Funding and Borrowing

During the year ended December 31, 2025, we funded our cash requirements principally through our existing cash and capital resources. Our cash position[1] decreased by 10.3% from RMB112.8 billion as of December 31, 2024 to RMB101.2 billion as of December 31, 2025.

The maturity profile of borrowings of the Group as at December 31, 2025 is set out in note 5 in the notes to the unaudited condensed consolidated financial statements of this announcement.

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2025.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries or associated companies or joint ventures during the year ended December 31, 2025.

1.　　Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Pledge of Assets

As at December 31, 2025, we secured certain production plants and land use rights for borrowings, detail of which are set out in note 5 in the notes to the unaudited condensed consolidated financial statements in this announcement. Save as disclosed in this announcement, we did not have material pledged assets as at December 31, 2025.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2025.

Gearing Ratio

As at December 31, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 52.6% (as at December 31, 2024: 56.1%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2025.

Capital Commitment

As of December 31, 2025, capital commitment of the Company was RMB6.3 billion (as of December 31, 2024: RMB6.4 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

The total employee remuneration expenses for the year ended December 31, 2025, including share-based compensation expenses, were RMB13.1 billion, as compared to RMB15.0 billion for the year ended December 31, 2024.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematic training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As at December 31, 2025, the Company had a total of 30,728 employees. The following table sets forth the total number of employees by function as of December 31, 2025:

Function	As of December 31, 2025
Research and Development	**6,041**
Production	**9,433**
Sales	**12,634**
General and Administrative	**2,620**
Total	**30,728**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li Xiang ("**Mr. Li**") performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) and Mr. Jiang Zhenyu, with Prof. Xiao as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company's annual report to shareholders for the year ended December 31, 2025 is still in progress. The figures in respect of the Company's unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in this announcement have been agreed by the Company's auditor, PricewaterhouseCoopers, to the amounts set out in the Company's draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement and consequently no opinion or assurance conclusion has been expressed by PricewaterhouseCoopers on this announcement.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company's audited financial statements and this unaudited financial information.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review and make recommendations to the Board with respect to director compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, and review and approve the compensation of our other executive officers and senior management. The Compensation Committee comprises three Directors, being Mr. Li, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Zhao as the chairperson of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established the Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rule 3.27A and Rule 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, to support the Company's regular evaluation of the Board's performance, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu, with Mr. Jiang as the chairperson of the Nominating and Corporate Governance Committee.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities or Sale of Treasury Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq or sold any treasury Shares (as defined under the Listing Rules) during the Reporting Period. As of December 31, 2025, the Company did not hold any treasury Shares (as defined under the Listing Rules).

Material Litigation

Save as discussed below, the Company was not involved in any material litigation or arbitration during the year ended December 31, 2025 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned *Banurs v. Li Auto Inc. et al* and *Chaudary v. Li Auto Inc. et al*. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption *Banurs v. Li Auto Inc. et al* (the "**Lawsuit**"). On March 27, 2025, the plaintiffs filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending. As of the date of this announcement, the Lawsuit remains in its preliminary stage. The Company has been advised that litigation similar to the Lawsuit is not uncommon for companies listed in the U.S; while the outcome is uncertain, the Company believes that the Lawsuit is without merit and intends to defend its position vigorously to the extent the Lawsuit remains active. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the Lawsuit despite our belief that it is meritless. Any adverse outcome of the Lawsuit, including any plaintiff's appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management's attention from the day-to-day operations, all of which could harm our business. In the event that our initial defense is unsuccessful, the Company cannot assure that we will prevail in any appeal. The Company will closely monitor developments relating to the Lawsuit and continue to evaluate its impact on the Group.

Events after the Reporting Period

There were no significant events that might affect the Company since December 31, 2025.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2024	2025
		RMB	RMB
Revenues:			
Vehicle sales		138,538,092	**106,683,100**
Other sales and services		5,921,854	**5,629,411**
Total revenues	6	144,459,946	**112,312,511**
Cost of sales:			
Vehicle sales		(111,121,036)	**(87,591,473)**
Other sales and services		(3,682,772)	**(3,735,980)**
Total cost of sales		(114,803,808)	**(91,327,453)**
Gross profit		29,656,138	**20,985,058**
Operating expenses:			
Research and development		(11,071,358)	**(11,314,949)**
Selling, general and administrative		(12,229,323)	**(10,664,857)**
Other operating income, net		663,657	**473,631**
Total operating expenses		(22,637,024)	**(21,506,175)**
Income/(Loss) from operations		7,019,114	**(521,117)**
Other (expense)/income:			
Interest expense		(187,755)	**(168,078)**
Interest income and investment income, net		1,819,964	**1,918,883**
Others, net		664,301	**67,447**
Income before income tax		9,315,624	**1,297,135**
Income tax expense	8	(1,270,374)	**(157,707)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the Year Ended December 31, 2024	For the Year Ended December 31, 2025
		RMB	RMB
Net income		8,045,250	**1,139,428**
Less: Net income attributable to noncontrolling interests		12,900	**14,990**
Net income attributable to ordinary shareholders of Li Auto Inc.		8,032,350	**1,124,438**
Weighted average number of ordinary shares			
Basic	7	1,993,191,951	**2,015,070,194**
Diluted	7	2,129,273,430	**2,142,727,527**
Net earnings per share attributable to ordinary shareholders			
Basic	7	4.03	**0.56**
Diluted	7	3.79	**0.54**
Net income		8,045,250	**1,139,428**
Other comprehensive income/(loss)			
Foreign currency translation adjustment, net of nil tax		53,128	**(653,432)**
Total other comprehensive income/(loss)		53,128	**(653,432)**
Total comprehensive income		8,098,378	**485,996**
Less: Net income attributable to noncontrolling interests		12,900	**14,990**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		8,085,478	**471,006**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024	2025
		RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents		65,901,123	**56,691,765**
Restricted cash		6,849	**216,314**
Time deposits and short-term investments		46,904,548	**44,331,407**
Trade receivable	3	135,112	**119,823**
Inventories		8,185,604	**8,752,439**
Prepayments and other current assets		5,176,546	**5,174,246**
Total current assets		126,309,782	**115,285,994**
Non-current assets:			
Long-term investments		922,897	**848,672**
Property, plant and equipment, net		21,140,933	**22,774,938**
Operating lease right-of-use assets, net		8,323,963	**9,099,313**
Intangible assets, net		914,951	**1,191,974**
Goodwill		5,484	**5,484**
Deferred tax assets		2,542,180	**3,334,206**
Other non-current assets		2,188,888	**1,755,237**
Total non-current assets		36,039,296	**39,009,824**
Total assets		162,349,078	**154,295,818**
LIABILITIES AND EQUITY			
Current liabilities:			
Short-term borrowings	5	281,102	**6,217,745**
Trade and notes payable	4	53,596,194	**40,579,219**
Amounts due to related parties		11,492	**26,644**
Deferred revenue, current		1,396,489	**1,621,429**
Operating lease liabilities, current		1,438,092	**1,690,356**
Finance lease liabilities, current		95,205	**–**
Accruals and other current liabilities		12,397,322	**13,412,260**
Total current liabilities		69,215,896	**63,547,653**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2024	2025
		RMB	RMB
Non-current liabilities:			
Long-term borrowings	5	8,151,598	**3,299,203**
Deferred revenue, non-current		720,531	**624,734**
Operating lease liabilities, non-current		5,735,738	**6,258,957**
Finance lease liabilities, non-current		642,984	**348,506**
Deferred tax liabilities		864,999	**691,652**
Other non-current liabilities		5,696,950	**6,385,370**
Total non-current liabilities		21,812,800	**17,608,422**
Total liabilities		91,028,696	**81,156,075**
Total shareholders' equity		71,320,382	**73,139,743**
Total liabilities and shareholders' equity		162,349,078	**154,295,818**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,	
	2024	2025
	RMB	*RMB*
Net cash provided by/(used in) operating activities	15,933,160	**(8,611,397)**
Net cash used in investing activities	(41,137,169)	**(703,125)**
Net cash (used in)/provided by financing activities	(415,648)	**767,402**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	198,120	**(452,773)**
Net change in cash, cash equivalents and restricted cash	(25,421,537)	**(8,999,893)**
Cash, cash equivalents and restricted cash at beginning of the period	91,329,509	**65,907,972**
Cash, cash equivalents and restricted cash at end of the period	65,907,972	**56,908,079**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1   GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business.

The Company's shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the year ended December 31, 2025 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the year ended December 31, 2025 was approved on March 12, 2026.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

(b)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Segment reporting

ASC 280, "Segment Reporting", establishes standards for companies to report in their financial statements' information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service. Based on the criteria established by ASC 280 "Segment Reporting", chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The primary measure of segment revenue and profitability for the Group's operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group's unaudited condensed consolidated statements of comprehensive income. Other segment items within net income include interest expenses, interest income and investment income, net, others, net and income tax expense.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive income.

3 TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2024 and 2025, based on the recognition date and net of credit loss, is as follows:

	As of December 31, 2024	As of December 31, 2025
Within 3 months	75,719	107,501
Between 3 months and 6 months	50,223	9,533
Between 6 months and 1 year	904	2,183
More than 1 year	8,266	606
Total	135,112	119,823

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4   TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31, 2024	As of December 31, 2025
Trade payable for raw materials	40,041,977	23,713,783
Notes payable[i]	13,554,217	16,865,436
Total	53,596,194	40,579,219

(i)   Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2024 and 2025 were nil and RMB484,607, respectively.

An aging analysis of the trade and notes payable as at December 31, 2024 and 2025 is as follows. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

	As of December 31, 2024	As of December 31, 2025
Within 3 months	32,471,247	26,797,558
Between 3 months and 6 months	20,387,075	7,268,802
Between 6 months and 1 year	711,292	6,496,892
More than 1 year	26,580	15,967
Total	53,596,194	40,579,219

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5 BORROWINGS

Borrowings consist of the following:

	As of December 31, 2024	As of December 31, 2025
Short-term borrowings:		
Convertible debt[1]	–	**5,982,366**
Secured borrowing[2]	181,102	**235,379**
Credit guaranteed borrowing[3]	100,000	**–**
Total short-term borrowings[4]	281,102	**6,217,745**

	As of December 31, 2024	As of December 31, 2025
Long-term borrowings:		
Secured borrowing[2]	1,896,701	**3,299,203**
Convertible debt[1]	6,254,897	**–**
Total long-term borrowings	8,151,598	**3,299,203**
Total borrowings	8,432,700	**9,516,948**

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2025, no adjustment had been made to the initial conversion rate.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5   BORROWINGS (CONTINUED)

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2025, none were surrendered for repurchase pursuant to holders' put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2024 and 2025, the convertible debt related interest expense was RMB33,451 and RMB33,547, respectively. As of December 31, 2024 and 2025, the principal amount of the convertible debt was RMB6,316,519 and RMB6,023,614, and the unamortized debt issuance cost was RMB61,622 and RMB41,248, respectively.

(2)   As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB2,077,803. The annual interest rate of these borrowings is approximately 5-year LPR minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

As of December 31, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB3,534,582 in the aggregate. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of December 31, 2025, a total of RMB6,108,382 was undrawn under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2024 and 2025. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of December 31, 2025.

(3)   As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. By the end of December 31, 2025, the borrowings were fully paid off upon maturity.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2024. No credit guaranteed borrowing as of December 31, 2024 contain covenants.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5 BORROWINGS (CONTINUED)

(4) As of December 31, 2024 and 2025, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.64% and 2.72%.

The following table summarizes the aggregate repayment schedule of the Company's borrowings, excluding convertible debt:

	For the year ending December 31
2026	235,379
2027	282,886
2028	429,949
2029	465,171
2030	465,171
Thereafter	1,656,026

6 REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the year ended December 31,	
	2024	**2025**
Revenue recognized at a point in time	144,108,738	**111,902,293**
Including: Vehicle sales	138,538,092	**106,683,100**
Other sales and services	5,570,646	**5,219,193**
Revenue recognized over time	351,208	**410,218**
Total	144,459,946	**112,312,511**

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7 EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the years ended December 31, 2024 and 2025 as follows:

	For the year ended December 31,	
	2024	2025
Numerator:		
Net income attributable to ordinary shareholders of Li Auto Inc.	8,032,350	**1,124,438**
Dilution effect arising from convertible debt	33,451	**33,547**
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	8,065,801	**1,157,985**
Denominator:		
Weighted average ordinary shares outstanding – basic	1,993,191,951	**2,015,070,194**
Effects of dilutive securities		
Options and RSUs	75,220,374	**66,796,228**
Convertible debt	60,861,105	**60,861,105**
Weighted average ordinary shares outstanding – diluted	2,129,273,430	**2,142,727,527**
Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	4.03	**0.56**
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	3.79	**0.54**

For the years ended December 31, 2024 and 2025, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. For the years ended December 31, 2024 and 2025, options and RSUs of 2,067,928 and 7,781,892 on a weighted average basis were excluded from the calculation of diluted net earnings per share because of their anti-dilutive effect.

8 TAXATION

(a) Value added tax ("VAT")

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store and accessories in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8 TAXATION (CONTINUED)

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Chinese mainland and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Four entities in the Group applied preferential enterprise income tax rate of 15% for the years ended December 31, 2024 and 2025, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2024 and May 2025. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2024. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2025, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2025.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

PRC (Continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8   TAXATION (CONTINUED)

(b)   Income taxes (Continued)

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Global Anti-base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the Global Anti-Base Erosion Model Rules ("GloBE") in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate in each jurisdiction and the 15% minimum rate. The Group has conducted a preliminary assessment of the Pillar Two transitional safe harbour rules and the full Pillar Two rules and made some current income tax provisions to reflect the impact from the Pillar Two legislation for the year ended December 31, 2025.

Composition of income tax expense for the years presented is as follows:

	For the year ended December 31,	
	2024	**2025**
Current income tax expense	1,320,181	**1,083,199**
Deferred income tax benefit	(49,807)	**(925,492)**
Total	1,270,374	**157,707**

(c)   Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

9   DIVIDEND

The Board did not recommend the distribution of any annual dividend for the years ended December 31, 2024 and 2025.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The annual report for the year ended December 31, 2025 will be made available for review on the same websites in due course.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board is pleased to propose to make certain amendments to the Articles of Association of the Company (the "**Articles of Association**") for the purpose of, *inter alia*, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, (ii) bringing the Articles of Association in line with the Corporate Governance Code set out in Appendix C1 of the Listing Rules which introduces, among others, the updated terms of reference of the nomination committee, and (iii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws (collectively, the "**Proposed Articles Amendments**").

The Proposed Articles Amendments are subject to the approval of the shareholders of the Company (the "**Shareholders**") by way of a special resolution at the forthcoming annual general meeting of the Company (the "**AGM**"). A circular of the Company containing, *inter alia*, further details on the aforesaid subject matters, together with a notice of the AGM, will be despatched to the Shareholders (if necessary) in accordance with the requirements of the Listing Rules in due course.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, March 12, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang and Mr. Jiang Zhenyu as independent non-executive directors.